Changes in Affiliates (New affiliate)

Company to be affiliated:

• Company Name: POSCO-TOPC Celik Sanayi ve Ticaret A.S.

• Total Assets (KRW): 83,113,500

• Total Shareholders’ Equity (KRW): 83,113,500

• Total Liabilities (KRW): -

• Total Capital (KRW): 83,113,500

• Total number of affiliated companies after additional affiliation: 111